UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ALTERNATIVE ENERGY PARTNERS, INC.
(Name of issuer)

Common Stock
(Title of class of securities)

02152E 20 0
(CUSIP number)

August 2, 2013
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). LG CAPITAL FUNDING, LLC. EIN: 46-1906523
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 106,817,565*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 106,817,565*
	8.	Shared Dispositive Power 0
*Consists of Common Stock which the reporting person has the right to acquire by way of conversion of a security.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,817,565*
*Consists of Common Stock which the reporting person has the right to acquire by way of conversion of a security.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99% (based on the total of 1,069,244,897 outstanding shares of Common Stock)
12.	Type of Reporting Person (See Instructions) OO – limited liability company

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Joseph Lerman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0*
	6.	Shared Voting Power 0*
	7.	Sole Dispositive Power 0*
	8.	Shared Dispositive Power 0*
*Excludes shares owned by LG Capital Funding, LLC. (See Item 4).
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
*Excludes shares owned by LG Capital Funding, LLC. (See Item 4).
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%* Excludes shares owned by LG Capital Funding, LLC. (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Boruch Greenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0*
	6.	Shared Voting Power 0*
	7.	Sole Dispositive Power 0*
	8.	Shared Dispositive Power 0*
*Excludes shares owned by LG Capital Funding, LLC. (See Item 4).
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
*Excludes shares owned by LG Capital Funding, LLC. (See Item 4).
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%* Excludes shares owned by LG Capital Funding, LLC. (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Daniel Louis Gellman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0*
	6.	Shared Voting Power 0*
	7.	Sole Dispositive Power 0*
	8.	Shared Dispositive Power 0*
*Excludes shares owned by LG Capital Funding, LLC. (See Item 4).
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
*Excludes shares owned by LG Capital Funding, LLC. (See Item 4).
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%* Excludes shares owned by LG Capital Funding, LLC. (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

Item 1	(a)	Name of Issuer:
ALTERNATIVE ENERGY PARTNERS, INC., a Florida corporation

	(b)	Address Of Issuer's Principal Executive Offices:
301 Yamato Road, Boca Raton, FL 33431

Item 2	(a)	Name of Person Filing:

This statement is filed by LG Capital Funding, LLC (“LGC”) with respect to shares of common stock beneficially owned by LGC, and by LGC’s managing members, Joseph Lerman, Boruch Greenberg, and Daniel Louis Gellman with respect to the shares that may be obtained by LGC.

	(b)	Address of Principal Business Office, or, if none, Residence:
The address of the principal business office of LGC and Messrs. Lerman, Greenberg, and Gellman is: 1218 Union St. Suite #2, Brooklyn NY 11225

	(c)	Citizenship:
LGC is a New York limited liability company
Messrs. Lerman, Greenberg, and Gellman are United States Citizens

	(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share

	(e)	Cusip Number:
02152E 20 0

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group in accordance with §240.13d-1(b)(ii)(J).

Item 4	Ownership

(a)	Amount beneficially owned: See Item 9 of cover pages

(b)	Percent of class: See Item 11 of cover pages

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

See Items 5-8 of cover pages

LG Capital Funding LLC. is prohibited from receiving any shares of common stock that would cause it to be deemed to beneficially own more than 9.99% of the issuer’s total outstanding shares at any one time.

Each of Messrs. Lerman, Greenberg, and Gellman disclaims beneficial ownership or control of any of the securities covered by this statement. Messrs. Lerman, Greenberg, and Gellman directly own no shares of the issuer. However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Messrs. Lerman, Greenberg, and Gellman may be deemed to beneficially own or control the shares owned by LG Capital Funding LLC. Mr. Lerman is a director, managing member and >10% beneficial owner of LG Capital Funding LLC. Mr. Greenberg is a director, managing member and >10% beneficial owner of LG Capital Funding LLC. Mr. Gellman is a director, managing member and >10% beneficial owner of LG Capital Funding, LLC.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of The Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2013	By:	/s/ Joseph Lerman
Joseph Lerman
Managing Member

	By:	/s/ Joseph Lerman
Joseph Lerman

	By:	/s/ Boruch Greenberg
Boruch Greenberg

	By:	/s/ Daniel Louis Gellman
Daniel Louis Gellman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement among LG Capital Funding, LLC, Joseph Lerman, Boruch Greenberg, and Daniel Gellman.